SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.

Condensed Consolidated Interim Financial Statements
as of and June 30, 2009 and 2008
and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2009 and 2008
(In thousands of Brazilian reais)

Contents

Report of independent registered public accounting firm	2

Unaudited interim condensed consolidated financial statements

Interim condensed consolidated statements of operations	4
Interim condensed consolidated statement of comprehensive income (loss)	5
Interim condensed consolidated balance sheets	6
Interim condensed consolidated statements of shareholders’ equity	8
Interim condensed consolidated statements of cash flows	10
Notes to interim condensed consolidated financial statements	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Gol Linhas Aéreas Inteligentes S.A.
São Paulo - SP - Brazil

1.
We have reviewed the accompanying condensed consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. (a Brazilian Corporation) and subsidiaries as of June 30, 2009, and the related condensed consolidated statements of operations, change in shareholders’ equity and cash flows for the six-month period ended June 30, 2009. These condensed consolidated financial statements are the responsibility of the Company’s management.

2.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to in paragraph 1 for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

Deloitte Touche Tohmatsu Auditores Independentes
São Paulo, Brazil
August 10, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated statements of operations, cash flows and comprehensive income (loss) for the three-month and six-month periods ended June 30, 2008 and the condensed consolidated statements of changes in shareholders' equity for three-month periods ended March 31, 2008 and June 30, 2008 of Gol Linhas Aéreas Inteligentes S.A. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Passetti
Partner

Sâo Paulo, Brazil
August 10, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Brazilian reais, except per share amounts)

		Three-months		Six-months
		ended June 30,		ended June 30,
	Note	(Unaudited)		(Unaudited)

		2009	2008	2009	2008

Operating revenues
Passenger		1,246,451	1,340,087	2,632,887	2,839,423
Cargo and other		147,589	124,775	278,189	229,866

Total operating revenues		1,394,040	1,464,862	2,911,076	3,069,289

Expenditures on operation
Salaries	5	(276,720)	(246,521)	(523,150)	(488,340)
Aircraft fuel		(429,796)	(733,642)	(875,860)	(1,397,774)
Aircraft rent		(136,409)	(142,531)	(353,894)	(311,774)
Aircraft insurance		(13,030)	(13,839)	(31,214)	(21,007)
Sales and marketing		(86,571)	(122,378)	(168,648)	(262,585)
Landing fees		(79,752)	(94,112)	(160,428)	(180,412)
Aircraft and traffic servicing		(91,347)	(109,482)	(177,730)	(226,927)
Maintenance materials and repairs		(75,801)	(139,929)	(199,410)	(142,736)
Depreciation and amortization		(32,465)	(38,349)	(69,162)	(65,615)
Other operating expenses		(82,200)	(119,342)	(156,540)	(218,186)

Total expenditures on operation		(1,304,091)	(1,760,125)	(2,716,036)	(3,315,356)

Operating income (loss)		89,949	(295,263)	195,040	(246,067)

Finance costs
Interest expense		(57,694)	(52,461)	(137,669)	(118,148)
Capitalized interest		1,111	5,451	2,524	14,244
Exchange gain		448,395	179,503	534,472	226,762
Interest and investment income		62,016	21,850	135,338	51,546
Other expense, net		(83,892)	(19,042)	(177,592)	(22,754)

Income (loss) before income taxes		459,885	(159,962)	552,113	(94,417)

Income tax	6	(106,196)	(6,559)	(136,990)	(92,622)

Net income (loss) for the period		353,689	(166,521)	415,123	(187,039)

Basic and diluted earnings (loss) per
share	14	1.59	(0.83)	1.96	(0.93)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands of Brazilian reais)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	(Unaudited)		(Unaudited)

	2009	2008	2009	2008

Income (loss) for the period	353,689	(166,521)	415,123	(187,039)

Other comprehensive income (loss)
Available for sale financial assets	(2,002)	-	654	-
Cash flow hedges	25,020	8,680	(6,342)	11,442

Other comprehensive income (loss) for the period (net of taxes)	23,018	8,680	(5.688)	11,442

Total comprehensive income (loss) for the period	376,707	(157,841)	409,435	(175,597)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

INTERIM CONDENSED BALANCE SHEETS CONSOLIDATED AS OF JUNE 30, 2009 AND
DECEMBER 31, 2008
(In thousands of Brazilian reais)

	Note	June 30, 2009	December 31, 2008

		(Unaudited)
Assets
Non-current assets
Property, plant and equipment, net	7	3,096,436	2,998,756
Intangible assets, net	8	1,211,942	1,210,320
Other non-current assets
Prepaid expenses		68,260	58,793
Deposits		717,932	507,428
Deferred income taxes	6	748,160	729,784
Restricted cash		6,988	6,589
Other non-current assets		73,401	84,987

Total other non-current assets		1,614,741	1,387,581

Total non-current assets		5,923,119	5,596,657

Current assets
Other current assets		13,444	52,386
Prepaid expenses		108,243	123,801
Deposits		194,503	237,914
Recoverable income taxes		66,543	110,767
Inventories of parts and supplies	9	231,213	200,514
Trade and other receivables	10	533,912	344,927
Restricted cash		13,199	176,697
Financial assets	18a	416,783	245,585
Cash and cash equivalents	11	183,744	169,330

Total current assets		1,761,584	1,661,921

Total assets		7,684,703	7,258,578

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2009 AND
DECEMBER 31, 2008
(In thousands of Brazilian reais)

	Note	June 30, 2009	December 31, 2008

		(Unaudited)
Liabilities and shareholders' equity
Shareholders' equity
Issued share capital	12	1,454,149	1,250,618
Capital reserves		89,556	89,556
Treasury shares		(41,180)	(41,180)
Retained earnings (deficit)		200,917	(227,386)

Total shareholders' equity		1,703,442	1,071,608

Non-current liabilities
Other non-current liabilities		212,227	196,894
Provisions	15	109,713	157,310
Deferred income taxes	6	718,304	548,680
Smiles deferred revenue		315,545	262,626
Long-term debt	18b	2,325,757	2,438,881

Total non-current liabilities		3,681,546	3,604,391

Current liabilities
Other current liabilities		94,916	219,885
Smiles deferred revenue		126,401	90,043
Provisions	15	79,323	165,287
Advance ticket sales		486,425	572,573
Sales tax and landing fees		74,159	97,210
Current income taxes payable		36,162	39,605
Salaries, wages and benefits		211,085	146,805
Accounts payable		319,811	283,719
Short-term debt	18b	871,433	967,452

Total current liabilities		2,299,715	2,582,579

Total liabilities and shareholders' equity		7,684,703	7,258,578

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED
FOR THE PERIOD ENDED JUNE 30, 2008
(In thousands of Brazilian reais)

		Subscription Shares		Treasury Shares

	Notes	Shares	Amount	Shares	Amount	Capital Reserves	Investments revaluation reserve	Hedging reserve	Retained Earnings	Total

Balance at January 01, 2008		202,300,591	1,250,618	-	-	89,556	(6,726)	(229)	1,059,229	2,392,448
Loss for the period		-	-	-	-	-	-	-	(20,518)	(20,518)
Available for sale financial assets		-	-	-	-	-	6,726	-	-	6,726
Cash flow hedges		-	-	-	-	-	-	2,991	-	2,991

Total Comprehensive loss		-	-	-	-	-	6,726	2,991	(20,518)	(10,801)
Share-based payment		-	-	-	-	-	-	-	1,137	1,137
Treasury shares		-	-	(749,500)	(20,864)	-	-	-	-	(20,864)
Dividends paid		-	-	-	-	-	-	-	(36,258)	(36,258)

Balance at March 31, 2008		202,300,591	1,250,618	(749,500)	(20,864)	89,556	-	2,762	1,003,590	2,325,662

Loss for the period		-	-	-	-	-	-	-	(166,521)	(166,521)
Cash flow hedges		-	-	-	-	-	-	8,680	-	8,680

Total Comprehensive loss		-	-	-	-	-	-	8,680	(166,521)	(157,841)
Share-based payment	13	-	-	-	-	-	-	-	1,548	1,548
Treasury shares		-	-	(824,700)	(20,316)	-	-	-		(20,316)
Dividends paid		-	-	-		-	-	-	(36,119)	(36,119)

Balance at June, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	-	11,442	802,498	2,112,934

The accompanying notes and are an integral part of these interim condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2009
(In thousands of Brazilian reais)

		Subscription Shares		Treasury Shares

	Notes	Shares	Amount	Shares	Amount	Capital Reserves	Investments revaluation reserve	Hedging reserve	Retained Earnings (Deficit)	Total

Balance at January 01, 2009		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	4,001	(20,373)	(211,014)	1,071,608
Income for the period		-	-	-	-	-	-	-	61,434	61,434
Available for sale financial assets		-	-	-	-	-	(1.345)	-	-	(1.345)
Cash flow hedges		-	-	-	-	-	-	(10,989)	-	(10,989)

Total Comprehensive income		-	-	-	-	-	(1.345)	(10,989)	61,434	49,100
Share based payment		-	-	-	-	-	-	-	1,444	1,444
Capital increase		-	100,084	-	-	-	-	-	-	100,084

Balance at March 31, 2009		202,300,591	1,350,702	(1,574,200)	(41,180)	89,556	2,656	(31,362)	(148,136)	1,222,236

Income for the period		-	-	-	-	-	-	-	353,689	353,689
Available for sale financial assets		-	-	-	-	-	(2,002)	-	-	(2,002)
Cash flow hedges		-	-	-	-	-	-	25,020	-	25,020

Total Comprehensive income		-	-	-	-	-	(2,002)	25,020	353,689	376,707
Share based payment	13	-	-	-	-	-	-	-	1,052	1,052
Subscribed Shares	12	26,093,722	103,447	-	-	-	-	-	-	103,447

Balance at June 30, 2009		228,394,313	1,454,149	(1,574,200)	(41,180)	89,556	654	(6,342)	206,605	1,703,442

The accompanying notes and are an integral part of these condensed consolidated interim financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(In thousands of Brazilian reais)

	Three-months ended June 30,		Six-months ended June 30,

	2009	2008	2009	2008

Cash flows from operating activities
Net income (loss) for the period	353,689	(166,521)	415,123	(187,039)
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	32,465	38,349	69,162	65,615
Share-based payments	1,052	1,052	2,496	2,189
Net foreign exchange fluctuations	(448,395)	(179,503)	(534,472)	(226,762)
Changes in fair value of derivative financial instruments	23,019	10,924	10,685	20,641
Deferred income taxes	121,917	6,152	151,248	48,193
Other non-monetary items	(896)	(1,699)	30,022	15,976
Changes in operating assets and liabilities:
Provisions	(45,404)	29,305	(133,561)	(127,821)
Trade and other receivables	(207,287)	14,391	(188,985)	563,163
Changes in inventories	(49,348)	68,076	(30,699)	72,663
Deposits	(163,642)	20,100	(187,380)	6,475
Prepaid expenses	4,055	(7,101)	6,091	35,260
Other assets	6,338	(10,897)	50,528	70,138
Advance ticket sales	64,376	127,025	(86,148)	(53,394)
Smiles deferred revenues	100,815	(13,818)	89,277	(11,706)
Accounts payable	87,834	(2,046)	36,092	(76,468)
Sales tax and landing fees	1,700	19,586	(23,051)	24,131
Income taxes	(7,854)	(24,316)	40,781	(60,312)
Other liabilities	7,812	(90,561)	(26,374)	(52,048)

Net cash provided by (used in) operating activities	(117,754)	(161,502)	(309,165)	128,894

Cash flows from investing activities
Investments in financial assets	(201,877)	172,649	(171,198)	454,138
Net investments in restricted cash	248	(3,200)	163,099	(11,924)
Purchase of property, plant and equipment	(86,757)	(79,216)	(121,652)	(212,673)
Purchase of intangible assets	(3,291)	(3,512)	(6,526)	(10,520)

Net cash provided by (used in) investing activities	(291,677)	86,721	(136,277)	219,021

Cash flows from financing activities
Net proceeds from / repayment of debt	379,295	6,550	363,943	(470,009)
Repayments of finance leases	(55,689)	(26,037)	(107,618)	(41,198)
Addition of treasury shares	-	(20,316)	-	(41,180)
Dividends paid	-	(35,974)	-	(72,388)
Paid subscribed capital	103,447	-	203,531	-

Net cash provided by (used in) financing activities	427,053	(75,777)	459,856	(624,775)

Net increase (decrease) in cash and cash equivalents	17,622	(150,558)	14,414	(276,860)

Cash and cash equivalents at beginning of the period	166,122	446,819	169,330	573,121

Cash and cash equivalents at end of the period	183,744	296,261	183,744	296,261

Supplemental disclosure of cash flow information:
Interest paid	(21.831)	(27.009)	(55.630)	(66.212)
Income tax paid	-	-	(264)	(60,060)

Non-cash investing and financing activities :
Accrued capitalized interest, net	(3.534)	2.080	(4.969)	9.816
Finance leases	109.344	106.386	110.496	206.378
Pre-delivery deposits	71,340	(42,485)	75,518	(150,559)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

1. Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public limited liability company (sociedade por ações) incorporated in accordance with Brazilian bylaws. The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. (“VRG”), to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers, cargo and mail bags.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange –BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices.

The Company’s interim condensed consolidated financial statements for the period ended June 30, 2009 were authorized for issue by the Board of Directors on August 10, 2009. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2. Basis of preparation and summary of significant accounting policies

The interim condensed consolidated financial statements as of and for the three-month and six-month period ended June 30, 2009 and 2008 have been prepared in accordance with the provisions of IAS 34 “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2008.

The same accounting policies, presentation and methods of computation have been followed in these condensed consolidated financial statements as were applied in the preparation of the Company’s financial statements for the year ended December 31, 2008, except for the impact of the adoption of the following accounting standards and interpretations described below.

The Company was required to present the statement of comprehensive income, it is often attributable to gains and losses yet to be realized from a variety of sources including unrealized gains and losses on securities and derivatives, foreign currency hedges and net foreign investments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies (Continued)

  Amendment to IAS 1 – The revised Standard introduced a number of terminology changes (including revised titles for the condensed financial statements) and resulted in a number of changes in presentation and disclosures. However, the revised Standard had no impact on the reported results or financial position of the Company.

  Amendment to IFRS 2 - Share-based payments: vesting conditions and cancellations (effective January 1, 2009). This amendment clarifies the accounting treatment of cancellations and vesting conditions. The introduction of this amendment had no impact on the reported results or financial position of the Company.

  On May 22, 2008 the IASB published the Improvements to International Financial Reporting Standards 2008, which contains 24 amendments to IFRS that result in accounting changes for presentation, recognition or measurement purposes and 11 terminologies or editorial amendments that will have only minimal or no effects on accounting. All amendments are effective January 1, 2009, except for the amendment to IFRS 5, “Non-current assets held for sale and discontinued operations - plans to sell a controlling interest in a subsidiary,” (effective July 1, 2009). None of these amendments had a significant impact on Company’s condensed consolidated interim financial statements.

In addition, the Company does not expect the following new accounting standards or amendments will impact the Company’s financial reporting:

  IFRS 8 - Operating Segments was issued in November 2006 replaced IAS 14, Segmental Reporting (effective January 1, 2009).

  IFRIC 15 - Agreements for the Construction of Real Estate (effective January 1, 2009.

  IFRIC 16 - Hedges of a Net Investment in a Foreign Operation (effective January 1, 2009).

  Amendment to IAS 32 and IAS 1 - Puttable Financial Instruments and Obligations arising on Liquidation (effective January 1, 2009).

  IAS 28 – Investments in Associates (effective July 1, 2009).
Reconciliation with BR GAAP

As permitted by the SEC and in order to meet the information needs of the market in which it operates, the Company is disclosing its financial statements under the International Financial Reporting Standards (IFRS), as well as those pursuant to Brazilian Corporation Law, on a simultaneous basis.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies (Continued)

Reconciliation with BR GAAP (Continued)

Considering the current stage of the convergence of accounting principles generally accepted in Brazil (BR GAAP) with international accounting standards, there are still differences between the Company’s financial statements under Brazilian law and those prepared according to the rules of the International Accounting Standards Board – IASB. As of June, 2009, a reconciliation of income for the period and shareholders’ equity is as follows:

	June 30, 2009
	(Unaudited)

Shareholders’ equity under IFRS	1,703,442
Smiles deferred revenue (a)	15,697
Effects of acquisition of companies (b)	238,698
Deferred income taxes (c)	(11,612)

Shareholders’ equity under BRGAAP	1,946,225

	Three-month ended	Six-month ended
	June 30, 2009	June 30, 2009
	(Unaudited)	(Unaudited)

Net income under IFRS	353,689	415,123
Smiles deferred revenue (a)	(3,579)	(13,966)
Deferred income taxes (c)	(9,570)	(6,039)

Net income under BRGAAP	340,540	395,118

a) Smiles deferred revenue

The wholly-owned subsidiary VRG operates a mileage program denominated Smiles that provides travel and other awards to members based on accumulated mileage credits.

The portion of revenue from sales related to miles is deferred, so that its recognition is the result only when the transportation of passengers included the use of miles is provided. For IFRS purposes, the deferred revenue is recorded at fair value based on an estimated market price of the Company to pay to third parties for meeting the obligations of the Mileage Program. While, in the financial statements under BRGAAP obligations are recognized based on the incremental cost that is the additional cost of providing services. Consequently, the variation of the accumulated balance of deferred revenue in IFRS is higher than in BRGAAP, causing a reduction of R$ 15,697 in the Company's shareholders’ equity under IFRS, compared to shareholders’ equity in BRGAAP.

Due to the process of revamping the Mileage Program, the Company has been stimulating the usage of accrued miles through promotions and the possibility of usage of its aircraft, generating an increase of revenue generation. The net effect of such revenue generation was R$13,966 in IFRS, when compared to BRGAAP.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

2. Basis of preparation and summary of significant accounting policies (Continued)

Reconciliation with BR GAAP (Continued)

b) Effects of acquisition of companies

For IFRS purposes, the purchase method of accounting was used based on the fair value of net assets and liabilities acquired, including contingent liabilities, being the excess over the purchase price registered as goodwill of the business. Under BR GAAP, the goodwill calculated on the acquisitions of companies has been determined based on book shareholders’ equity.

c) Deferred income taxes

Changes in the Company’s deferred tax assets and liabilities are the result of the tax effects created by adjustments made to amounts recognized under IFRS which differ from amounts recognized for statutory income tax purposes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

3. Key accounting estimates and judgments

The preparation of interim condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. Actual results could differ from these estimates.

In preparing these interim condensed financial statements, the key accounting estimates and judgments made by management in applying the Company’s significant accounting policies were the same as those used in the preparation of the most recent published annual consolidated financial statements, except for the adoption of the following revision to accounting estimates described below.

During the second quarter of 2009, the Company revised the depreciation rates used for aircraft under financial leases, aircraft reconfiguration and spare parts, from 5% to 4%, for better compatibility with the useful life of these assets and is supported by technical studies approved by the Company's Management. This change in economic useful life was applied prospectively and will effect the financial statements starting on April 1, 2009. The related reduction of depreciation arising from the change in economic useful life in the three-month period ended June 30, 2009 amounted to R$4,242.

4. Seasonality of operations

The Company’s results from continuing operations are characterized by their seasonal nature and have varied significantly from quarter to quarter. This phenomenon varies in magnitude depending on the year and the Management expects these variations to continue. Generally, the revenues from and profitability of our flights reach their highest levels during the January (summer) and July (winter) vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

5. Employee costs and numbers

a) Staff costs

The average number of persons employed at June 30, 2009 of each year was as follows:

Number	2009	2008

Brazil	16,692	16,003
Rest of world	502	564

	17,194	16,567

	Three-month period		Six-month period
	ended June 30,		ended June 30,

	2009	2008	2009	2008

Salaries, wages and benefits	268,804	240,609	504,032	476,636
Other employee costs	7,916	5,912	19,118	11,704

Total employee costs	276,720	246,521	523,150	488,340

b) Key management personnel

	Three-month period		Six-month period
	ended June 30,		ended June 30,

	2009	2008	2009	2008

Social charges	1,054	845	1,935	1,635
Salary and benefits	2,885	11,062	5,387	13,244
Share-based payments	725	788	1,927	1,575

Total	4,664	12,695	9,249	16,454

The Company keeps a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company, its business units and individual performance goals.

At June 30, 2009, the Company recorded an estimated provision in the amount of R$35,000, based on Management’s expectations. Such provision can change due to the final determination of achievement set for the Company as described above.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

6. Income Taxes

	June 30, 2009	December 31, 2008

Taxes recoverable or offsettable
PIS and COFINS (1)	-	782
ICMS (2)	5,079	4,184
Prepaid IRPJ and CSSL (3)	36,668	45,106
Withholding tax (IRRF) on cash equivalents (4)	1,491	25,837
Withholding tax (IRRF) on marketable securities	15,308	17,193
Value-added taxes recoverable (IVA) (5)	6,435	15,968
Other taxes recoverable or offsettable	1,562	1,697

	66,543	110,767
Deferred IRPJ and CSLL
Credits on accumulated IRPJ tax losses	103,791	103,791
Negative CSLL results	37,365	37,365
Temporary differences:
Provision for loss on assets	127,812	127,812
Provision for contingencies	19,156	19,156
Allowance for doubtful accounts	29,054	29,054
Provision for maintenance of equipment	7,500	7,500
IR on result of hedge adjusted to market	10,235	21,269

Total of deferred tax credit realizable	334,913	345,947
VRG acquisition effects	(110,939)	(110,939)
Maintenance deposits	(139,477)	(133,276)
Engine and Rotable depreciation	(77,985)	(64,564)
Provision for return of aircraft	26,620	34,889
Aircraft leasing	(5,041)	90,115
Other deferred taxes	1,765	18,932

	29,856	181,104

	96,399	291,871

Assets – Current	66,543	110,767
Assets - Non-current	748,160	729,784

Liabilities – Non-current	718,304	548,680

(1)	PIS and COFINS : federal taxes charged on revenues
(2)	ICMS: Value Added Tax on sale and services
(3)	IRPJ: Brazilian income tax, which is a federal tax charged on the net taxable
CSLL: Federal tax levied on the net taxable income tax and was introduced to fund social and welfare programs;
(4)	IRFF: Withholding income tax applies on certain domestic transactions, such as payment of fees to some service providers, payment of salary and financial income resulting from banking investments;
(5)	IVA: foreign indirect Value Added Tax on sales and services

The Company and its subsidiary have IRPJ tax losses and negative CSLL results in calculating taxable income that are offsettable against 30% of the taxable income accrued each year, without any final deadline, in the following amounts:

	Parent Company		Subsidiary (VRG)

	June 30,	December	June 30,	December
	2009	31, 2008	2009	31, 2008

Accumulated IRPJ tax losses	191,375	144,786	1,194,726	1,183,236
Negative CSLL results	191,375	144,786	1,194,726	1,183,236

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

6. Income Taxes (Continued)

On June 30, 2009, the tax credits resulting from accumulated IRPJ tax losses, negative CSLL results and temporary differences were recorded based on expectations for future taxable income of the Parent Company and its subsidiaries, within the legal limits. Company Management believes that with the operational structuring of the companies and after the corporate restructuring, it is probable that the future taxable income of subsidiary VRG Linhas Aéreas S.A. will be sufficient to realize its tax credits recognized in the financial statements.

The revised projections for future taxable income, drawn up on a technical basis and supported by Company business plans, as approved by the Company’s management bodies, indicate the existence of sufficient taxable income to realize the deferred tax credits in an estimated period of six years, considering the 12-month period from July 1 to June 30 of each year, as follows:

	2009	2010	2011	2012	2013	2014	Total

VRG	20,809	81,919	40,256	41,510	61,525	88,894	334,913

The reconciliation of the IRPJ and CSLL, calculated according to the combined statutory rate, and the amounts recorded in results, is shown as follows:

	IRPJ and CSLL

	Six-month ended	Six-month ended
Description	June 30, 2009	June 30, 2008

Income (Loss) before Corporate Income Tax (IRPJ) and Social
Contribution on Net Income (CSLL)	552,113	(94,417)
Combined tax rate	34%	34%
IRPJ and CSLL at combined tax rate	(187,718)	32,102
Adjustments to calculate the effective tax rate:
Income tax on equity income and exchange variation on overseas
investments	77,238	-
Benefit from calculation of deferred IRPJ and CSLL at
subsidiaries	(3,660)	18,136
Unrecorded benefit on tax losses in subsidiaries	(19,642)	(147,180)
Non-deductible expenses of subsidiaries	(14,811)	5,235
Income tax on permanent differences	11,603	(915)

Income Tax and Social Contribution	(136,990)	(92,622)

Effective rate	25%	-66%

Current IRPJ and CSLL	(264)	(43,657)
Deferred IRPJ and CSLL	(136,726)	(48,965)

	(136,990)	(92,622)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

7. Property, plant and equipment, net

		Rotable parts
	Finance lease	and spares	Pre-delivery
	aircraft	and others	deposits	Total

At December 31, 2007	841,441	654,049	695,538	2,191,028
Additions	208,752	144,707	291,134	644,593
Disposals	-	1,975	-	1,975
Transfers	-	-	(72,217)	(72,217)
Depreciation and amortization	(23,723)	(36,108)	-	(59,831)

At June 30, 2008	1,026,470	764,623	914,455	2,705,548

		Rotable parts
	Finance lease	and spares	Pre-delivery
	aircraft	and others	deposits	Total

At December 31, 2008	1,301,146	740,406	957,204	2,998,756
Additions	153,795	55,145	220,841	429,781
Disposals	(43,299)	-	-	(43,299)
Transfers	-	-	(224,544)	(224,544)
Depreciation and amortization	(43,100)	(21,158)	-	(64,258)

At June 30, 2009	1,368,542	774,393	953,501	3,096,436

The net value of aircraft held under finance leases amounts to R$1,375,470 as of June 30, 2009 (R$1,301,146 as of December 31, 2008).

Pre-delivery deposits, included in Property, plant and equipment, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 99 Boeing 737-800 Next Generation (94 aircraft at December 31, 2008), amounting to R$953,501 (R$957,204 at December 31, 2008) and other payments related to future aircraft acquisitions including capitalized interest of R$28,986 (R$33,955 at December 31, 2008). Deposits are transferred to the acquisition cost of aircraft when the aircraft are purchased.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

8. Intangible assets

			Airport
			operating
	Goodwill	Tradenames	rights	Software	Total

At December 31, 2007	542,302	63,109	560,842	33,833	1,200,086
Additions	-	-	-	13,781	13,781
Amortization	-	-	-	(5,784)	(5,784)

At June 30, 2008	542,302	63,109	560,842	41,830	1,208,083

			Airport
			operating
	Goodwill	Tradenames	rights	Software	Total

At December 31, 2008	542,302	63,109	560,842	44,067	1,210,320
Additions	-	-	-	6,526	6,526
Amortization	-	-	-	(4,904)	(4,904)

At June 30, 2009	542,302	63,109	560,842	45,689	1,211,942

9. Inventories of parts and supplies

	June 30, 2009	December 31, 2008

Consumable material	9,305	9,318
Parts and maintenance material	110,866	104,133
Advances to suppliers	79,595	68,206
Parts import assets in progress	28,497	14,752
Other	2,950	4,105

	231,213	200,514

During the six-month ended June 30, 2009, the amount of inventories recognized as an expense was R$46,686 (R$45,705 in the six-month ended June 30, 2008), which is recognized in maintenance materials and repairs expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

10. Trade and other receivables

	June 30, 2009	December 31, 2008

Local currency:
Credit card administrators	324,990	95,097
Travel agencies	143,920	116,270
Installment sales	65,619	77,908
Cargo agencies	15,217	15,505
Other	21,582	63,728

	571,328	368,508

Foreign currency	18,667	21,117

	589,995	389,625

Allowance for doubtful accounts	(56,083)	(44,698)

	533,912	344,927

Changes in the allowance for doubtful accounts are as follows:

	June 30, 2009	June 30, 2008

Balances at beginning of year	(44,698)	(36,369)
Additions	(18,782)	(14,090)
Recoveries	7,397	2,560

Balances at end of period	(56,083)	(47,899)

The aging analysis of accounts receivable is as follows:

	June 30, 2009	December 31, 2008

Falling due	511,147	327,722
Overdue 30 days	8,152	13,103
Overdue 31-60 days	5,418	3,555
Overdue 61-90 days	5,457	4,455
Overdue 91-180 days	15,292	13,011
Overdue 181-360 days	10,266	8,194
Overdue more than 360 days	34,263	19,585

	589,995	389,625

11. Cash and cash equivalents

Cash and cash equivalents are composed as follows:

	June 30, 2009	December 31, 2008

Cash on hand	147,795	148,716
Short-term deposits with maturity within three month	35,949	20,614

	183,744	169,330

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

12. Shareholders’ equity

The following table sets forth the ownership and the percentage of the Company’s voting (common) and non-voting (preferred) shares as of June 30, 2009 and December 31, 2008 :

	June 30, 2009			December 31, 2008

	Common	Preferred	Total	Common	Preferred	Total

ASAS Investment Fund	100.00%	52.36%	76.18%	100.00%	42.60%	73.13%
Others	-	1.81%	0.90%	-	3.84%	1.80%
Treasury shares	-	1.38%	0.69%	-	1.66%	0.78%
Public Market (Free Float)	-	44.45%	22.23%	-	51.90%	24.29%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

As of June 30, 2009 , the capital of the Company is comprised of 228,394,313 fully paid-up shares being 114,197,158 shares of common stock and 114,197,155 shares of preferred stock, each with no par value, authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$2 billion through the issuance of common or preferred shares.

On March 20, 2009 the Board of Directors has approved the capital increase of the Company in the amount of R$203,531 and the issuance of 26,093,722 shares, comprising 6,606,366 common shares and 19,487,356 preferred shares. The issuance price for the common and preferred shares was fixed at R$ 7.80 per share, according to the quotation of the shares in the São Paulo Stock Exchange on March 20, 2009, verified after the closing of the trading session, in accordance with Article 170, Paragraph 1, Item III of the Law No. 6,404/76.

As of June 2, 2009, the Board of Directors authorized the subscription of all share and approved the homologation of capital increase in an amount of R$203,531. The shares issued herein are identical to the shares already existing and shall be entitled to the same rights conferred to the other shares of the same kind, including receipt of dividends and interest on shareholders’ equity.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

13. Share-based payments

Changes in the options in effect as of June 30, 2009 are shown as follows:

	Purchase	Average weighted
	options	purchase price

Options in circulation as of December 31, 2008	366,987	48.05
Granted	925,800	10.52

Options in circulation as of March 31, 2009	1,292,787	21.17
Forfeiture	(402,783)	10.82

Options in circulation as of June 30, 2009	890,004	25.86

Number of options exercisable as of December 31, 2008	151,436	46.23
Number of options exercisable as of March 31, 2009	151,569	46.20
Number of options exercisable as of June 30, 2009	150,659	46.18

The fair value of the stock purchase options has been estimated as of the date the options were granted using the Black-Scholes option pricing model based on the following premises:

	Stock option purchase plans

	2005	2006	2007	2008	2009

Total options granted	87,418	99,816	113,379	190,296	925,800
Option exercise price	33.06	47.30	65.85	45.46	10.52
Fair value of option on date it was granted	29.22	51.68	46.61	29.27	8.53
Estimated volatility of share price	32.5%	39.9%	46.5%	41.0%	76.9%
Expected dividend yield	0.8%	0.9%	1.0%	0.9%	-
Risk-free return rate	17.2%	18.0%	13.2%	11.2%	12.7%
Duration of the option (in years)	10.00	10.00	10.00	10.00	10.00

During the three-month period ended June 30, 2009, the Company recorded a share-based payments expense of R$2,496 (R$2,685 in the six-month period ended June 30, 2008), recorded in the income statement as employee costs.

The interval of the exercise prices and the weighted average maturity of the options in circulation, as well as the interval of the exercise prices for the options exercisable as of June 30, 2009, are summarized below:

Options in circulation				Options exercisable

		Remaining		Options	Weighted
	Options in	weighted	Weighted	exercisable	average
Exercise price	circulation as	average	average	as of	exercise
intervals	of 06/30/2009	maturity	exercise price	06/30/2009	price

33.06	60,810	6.00	33.06	47,516	33.06
47.30	69,194	7.00	47.30	41,053	47.30
65.85	76,253	8.00	65.85	30,501	65.85
45.46	157,947	9.00	45.46	31,589	45.46
10.52	525,800	10.00	10.52	-	10.52

10.52-65.85	890,004	9.14	25.86	150,659	46.18

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

14. Earnings per share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

During the quarter and the six-month period ended June 30, 2009, all stock options had an exercise price above the average market price (“out-of-the-money”). Accordingly there is no dilution related to the stock options.

	Three-month period		Six-month period
	ended June 30,		ended June 30,

	2009	2008	2009	2008

Numerator
Net income (loss) attributable to common and
preferred shareholders for basic and diluted
earnings per share	353.689	(166.521)	415.123	(187.039)

Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	221.986	201.551	211.911	202.301

Treasury shares	-	(341)	-	(636)

Adjusted weighted-average shares outstanding for
basic earnings per share (in thousands)	221.986	201.210	211.911	201.665

Effect of dilutive securities:
Executive stock options (in thousands)	-	-	-	-

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per
shares (in thousands)	221.986	201.210	211.911	201.665

Basic and diluted earnings (loss) per share	1.59	(0.83)	1.96	(0.93)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

15. Provisions

	Insurance	Return
	provision	of aircraft	Litigation	Total

At December 31, 2008	139,409	110,865	72,323	322,597
Arising during the period	-	-	20,556	20,556
Utilized	(94,972)	(24,320)	(12,829)	(132,121)
Unused	-	-	(21,996)	(21,996)

At June 30, 2009	44,437	86,545	58,054	189,036

Current	-	79,323	-	79,323
Non-current	44,437	7,222	58,054	109,713

a) Insurance provision

Relates to the accident of an aircraft performing Gol Airlines Flight 1907 on September 29, 2006. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company maintains insurance for the coverage of these risks and liabilities resulting from the claim. The payments for the hull to the lessor were made by the insurance company. Management does not expect any liabilities arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of its operations.

b) Return of aircraft

Relates to the set down of Boeing 767-300/200 and 737-300 aircraft held as operating leases and includes provisions for the costs to meet the contractual return conditions on aircraft held under operating leases.

c) Litigation

At June 30, 2009, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, including 1,280 administrative proceedings, 10,254 civil proceedings and 4,716 labor claims, of which, 1,237 administrative proceedings, 9,634 civil proceedings and 978 labor claims were filed as a result of the Company’s operations. The remainder is related to requests for recognition of succession related to the acquisition of VRG.

The deposits in court relating to the provisions for labor and civil contingencies correspond to R$22,980 and R$1,632, respectively (R$18,189 and R$1,605 as of December 31, 2008, respectively).

Provisions are constituted for probable losses and are reviewed based on the development of suits and the historical record of loss of civil and labor suits, based on the best current estimate.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

15. Provisions (Continued)

c) Litigation (Continued)

The company is part of 4 labor claims in France arising from Varig SA debts. As of June 30, 2009, there is no indication of chances of success of said lawsuits, since the respective judicial proceedings has not initiated yet, and the first hearing is scheduled for the end of 2009. The total amount involved was not accrued and is approximately R$7,672 (corresponding to € 2.8 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract, which will never be considered as the Company’s asset. Given that there is no circulation of goods, a relevant tax triggering event is not characterized.

The estimated aggregate value of lawsuits filed is R$207,040 at June 30, 2009 (R$201,760 at December 31, 2008), monetarily adjusted and not including charges in arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits.

Although the results of these proceedings cannot be anticipated, the final judgment of these actions will not have a material effect on the Company’s financial position, operating income and cash flow, according to management’s opinion supported by its outside legal advisors.

16. Transactions with related parties

During the second quarter of 2009, relationships of the Company with its related parties have not changed significantly in terms of amounts and or scope that could have a material effect on the financial position or performance of the Company in the same period.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk

The Company’s principal financial liabilities, other than financial derivatives, are comprised of loans and borrowings, trade and other payables. The main purpose of these financial liabilities is to raise finances for the Company’s operations. The Company has loan and other receivables, trade and other receivables, and cash and short-term deposits that are derived directly from its operations. The Company also holds available-for-sale investments, and enters into financial derivative transactions.

The Company is exposed to market risk (including exchange rate risk, interest rate risk and fuel price risk), credit risk and liquidity risk. Financial instruments affected by risk include loans and borrowings, deposits, available-for-sale investments, and derivative financial instruments.

The Board of Director with the assistance of the Financial Risk Committee, oversees the Company’s senior management of these risks.

The Financial Risk Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with Company policies and Company risk appetite. All derivative transactions are carried out by specialist teams that have the appropriate skills, experience and supervision. It is the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The Financial Risk Committee recommends for approval of the Board of Director a long term program to protect the Company against fuel, currency and interest financial risks in the next 12 months in a rolling basis. This program should be extend if some pre-determined prices are reached.

The Board of Directors reviews and approves policies for managing each of these risks which are summarized below.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

a) Fuel price risk

The Company is exposed to fuel price risk and the management fuel price risk strategy aims to provide the airline with protection against sudden and significant increases in oil prices while ensuring that the airline is not competitively disadvantaged in a serious way in the event of a substantial rise in the price of fuel. Pursuing these objectives, the fuel risk management program allows for the judicious use of a number of derivatives available on Over the Counter (OTC) markets with approved counterparties and within approved limits.

Airline operations are exposed to the effects of changes in the price of aircraft fuel, Aircraft fuel consumed in the three-month period ended June 30, 2009 and 2008 represented 33.0% and 41.7% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements.

The following is a summary of the Company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	June,	December,
Period ended:	30, 2009	31, 2008

Fair value of derivative instruments (R$) *	23,586	(102,387)
Hedge effectiveness losses recognized in equity, net of taxes (R$)	(23,030)	(90,580)

Period of three-month ended June 30:	2009	2008

Hedge effectiveness gains recognized in operating expenses (R$)	-	R$ 35,787
Hedge ineffectiveness losses recognized in other income during
the period (R$)	(52,583)	(908)
Hedge ineffectiveness gains recognized in other income for future
period(R$)	17,529	2,580
Hedged volume (thousands barrels) during the period	444	5,813

Total hedge ineffectiveness gains (losses) recognized in other income (R$)	(35,054)	1,672

Percentage of hedged consumption during the period	23%	55%

* The derivative instruments are recorded in other current assets (liabilities).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases. At June 30, 2009, the Company has a combination of purchased collar structures to hedge approximately 32% and 16% of its jet fuel requirements for the third and fourth quarter of 2009, respectively.

During the second quarter of 2009, there were no gains or losses recognized by the Company as a reduction of aircraft fuel expense (R$35,787 of gains in the second quarter of 2008). During the second quarter of 2009, there were R$ 52,583 of additional losses (R$908 of losses in the second quarter of 2008) recognized in other expenses, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. The amount of R$ 17,529 in the second quarter of 2009 (R$ 2,580 of gains in the second quarter of 2008) represented ineffectiveness gain and mark-to-market gains related to contracts that will be settled in future periods. As of June 30, 2009 there were R$ 23,030 (R$90,580 of losses at December 31, 2008), net of taxes, of unrealized losses with jet fuel hedges recorded in equity. During the period, all derivative contracts were designated as hedges.

The following table demonstrates the notional value of the derivatives contracted to protect the fuel exposure for each period:

Position as of June 30, 2009	Maturities

Fuel Risk	3Q09	4Q09	Total

Notional volume in barrels (thousands)	1,023	530	1,553
Notional volume in liters (thousands)	162,637	84,259	246,896

Future agreed rate per barrel (USD)*	81.90	53.05	72.05

Total in Reais **	163,512	54,872	218,384

* Weighted average between the strikes of collars and callspreads,
** Exchange rate at 06.30.2009 was R$ 1.9516/ US$ 1.00

b) Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense are denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

Exchange exposure relates to amounts payable arising from U.S. dollar-denominated and U.S. dollar-linked expenses and payments. To manage this risk, the Company uses U.S. dollars options and futures contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

The Company’s revenue is generated in Brazilian reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Colombian Pesos, Euros, Paraguayan Guaranis, Peruvian Nuevos Soles, Uruguayan Pesos and Venezuelan Bolivares from flights between Brazil, Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela). However, its liabilities, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated. The Company’s currency exchange exposure at June 30, 2009 and December 31, 2008 are as set forth below:

	June 30, 2009	December 31, 2008

Assets
Cash, cash equivalents and short-term investments	167,270	281,286
Accounts receivable from leasing companies	93,415	104,465
Deposits in guarantee of lease agreements	125,196	111,326
Maintenance deposits	37,358	391,989
Other	81,751	99,129

Total assets	504,990	988,195

Liabilities
Foreign suppliers	41,343	37,336
Loans and borrowings	1,331,511	1,715,068
Finance leases	1,360,645	1,573,605
Other leases payable	25,964	15,863
Insurance premium payable	-	54,422

Total liabilities	2,759,463	3,396,294

Exchange exposure	2,254,473	2,408,099

Future obligations
Operating leases	2,973,728	4,675,420
Aircraft commitments	15,220,704	16,662,776

Total exchange exposure	20,448,905	23,746,295

The following is a summary of Company’s foreign currency derivative contracts (in thousands, except as otherwise indicated):

	June 30,	December 31,
Period ended on:	2009	2008

Fair value of derivative instruments (R$)	1,401	9,416
Hedge effectiveness gains recognized in equity, net of taxes (R$)	5,369	50,387

Period of three-month ended June 30:	2009	2008

Hedge effectiveness losses recognized in operating expenses (R$)	(669)	(7,510)
Hedge ineffectiveness gains (losses) recognized in other income during
the period (R$)	15,804	(1,550)
Hedge ineffectiveness losses recognized in other income for future
period(R$)	(904)	(3,892)

Total hedge ineffectiveness gains (losses) recognized in other income (R$)	14,900	(5,442)

Hedged volume (USD) during the period	39,750	1,070
Percentage of expenses hedged during the period	10%	51%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure in the U.S. dollar exchange rate. The Company has utilized derivative financial instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under IAS 39. As of June 30, 2009 the unrealized exchange gains recorded in equity were R$5,369 (R$50,387 of gains as of December 31, 2008).Were recorded in financial income gains related with ineffectiveness of exchange hedge operations already settled an amount of R$15,804 (R$1,550 of losses as of June 30, 2008). On the three-month period ended June 30, 2009, were also recognized losses of R$904 (R$3,892 of losses as of June 30, 2008) in Other expenses related to ineffective hedge contracts for future competences.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in equity. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in equity is recognized in operating expenses.

The following table demonstrates the notional value of the derivatives contracted to protect the U.S. dollar exchange rate exposure for each period:

Position as of June 30, 2009

U.S. dollar Exchange risk	3Q09

Notional value in U.S. dollar	95,000

Futures contracted average rate	2.0498

Total in Reais	194,731

c) Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments relate to amounts invested with major financial institutions. Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

c) Credit risk (Continued)

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its eight counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes.

d) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of lease agreements. The Company uses derivative financial instruments to reduce its exposure to fluctuations in international interest rates and accounts for these instruments in accordance with IAS 39. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a “Cash Flow Hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged leasing agreement becomes due. The Company also has interest rate derivatives not designated for hedge accounting treatment and, in this case, the periodic variations in fair values are recognized as financial income or expense.

On June 30, 2009, the Company keeps interest swap-lock derivatives to protect itself from movements of international interest rates. On June 30, 2009, for financial instruments designated as cash flow hedges, the Company had contracts with a nominal amount of R$118,219 (R$141,564 as of December 31, 2008) with a fair value of R$3,348 of losses (R$3,878 of losses on December 31, 2008) and recognized R$2,206 (R$3,873 of losses on December 31, 2008) of losses in equity, net of taxes. During the three-month period ended June 30, 2009, the Company recognized R$664 of net losses (there were R$ 2 of gains on June 30, 2008) as a reduction of interest payment recorded in financial expenses.

For interest rate derivatives not designated as hedges, on June 30, 2009, the Company had contracts with a nominal amount of R$84,895 (R$203,786 as of December 31, 2008) with a fair value of R$8,497 of losses (losses of R$30,903 on December 31, 2008) and recognized R$ 8,164 of net gains on three-month period ended June 30, 2009 (there were R$5,992 gains on June 30, 2008), resulting from market value fluctuations and settled contracts, in financial income.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

e) Liquidity risk

Liquidity risk represents the risk of shortage of funds to pay off debts. To avoid mismatch of accounts receivable and accounts payable, the Company’s cash management policy limits a maximum of 20% of its investments with maturities in the same month and the duration of the investments cannot exceed the duration of the Company’s payment obligations.

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company utilizes derivative financial instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or U.S. dollar-denominated investments.

The table below presents the Company’s contractual payments required on its financial liabilities:

						Thereafter
Period ended June 30,	2010	2011	2012	2013	2014	2014	Total

Non-derivative
Financial Assets
Cash and Cash Equivalent	183,744	-	-	-	-	-	183,744
Financial assets	416,783	-	-	-	-	-	416,783
Restricted Cash	13,199	-	-	5,898	1,090	-	20,187
Trade and other receivables	533,912	-	-	-	-	-	533,912

Total	1,147,638	-	-	5,898	1,090	-	1,154,626

Non-derivative
Financial Liabilities
Interest-bearing borrowings:
Finance leases	(188,402)	(188,200)	(186,002)	(185,225)	(185,225)	(858,566)	(1,791,620)
Floating rate loans	(525,342)	(18,101)	(33,209)	(27,299)	(19,027)	(254)	(623,232)
Fixed rate loans	(171,942)	(131,128)	(109,273)	-	-	(750,242)	(1,162,585)
Working capital	(50,728)	-	-	-	-	-	(50,728)

Total	(936,414)	(337,429)	(328,484)	(212,524)	(204,252)	(1,609,062)	(3,628,165)

Derivative Instruments –
net settlement

Fuel derivative	23,586	-	-	-	-	-	23,586
Foreign exchange derivative	1,401	-	-	-	-	-	1,401
Interest rate swaps	(9,254)	(2,591)	-	-	-	-	(11,845)

Total	15,733	(2,591)	-	-	-	-	13,142

	226,957	(340,020)	(328,484)	(206,626)	(203,162)	(1,609,062)	(2,460,397)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

f) Capital management

The leverage ratios at June 30, 2009 and December 31, 2008 were as follows:

	June 30, 2009	December 31, 2008

Total equity	1,703,442	1,071,608

Cash and cash equivalents	(183,744)	(169,330)
Restricted cash	(20,187)	(183,286)
Other current financial assets	(416,783)	(245,585)
Loans and borrowings	1,836,545	1,832,728
Finance leases	1,360,645	1,573,605

Net debt (a)	2,576,476	2,808,132

Total capital (b)	4,279,918	3,879,740

Leverage ratio (a) / (b)	60%	72%

The decrease in the leverage ratio during six-month ended June 30, 2009 resulted primarily to growth in retained earnings and reduction in net debt due to higher cash balances aroused from higher operating profit.

Sensitivity Analysis Demonstration of the Financial Instruments

The following table demonstrates the sensitivity of financial instruments to a reasonably possible change in fuel prices, with all other variables held constant, on income before tax and equity:

	Position as of June 30, 2009		Position as of June 30, 2008

Increase / (decrease)	Effect on income	Effect on equity	Effect on income	Effect on equity
in fuel price	before tax	(R$ million)	before tax	(R$ million)
(percent)	(R$ million)		(R$ million)

+10	(99.1)	(71.0)	(155.4)	(104.5)
-10	99.1	42.1	155.4	101.0

The following table demonstrates the sensitivity to a reasonably possible change in the U.S. dollar exchange rate, with all other variables held constant, of the Company’s profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Company’s equity (due to changes in the fair value of forward exchange contracts).

	Position as of June 30, 2009		Position as of June 30, 2008

Strengthening	Effect on income		Effect on income
/weakening in U.S.	before tax (R$	Effect on equity	before tax (R$	Effect on equity
dollar (percent)	million)	(R$ million)	million)	(R$ million)

+10	(135.4)	(80.0)	(220.0)	(149.7)
-10	135.4	94.4	220.0	151.9

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

17. Financial instruments and concentration of risk (Continued)

Sensitivity Analysis Demonstration of the Financial Instruments (Continued)

The following table illustrates the sensitivity of financial instruments on profit before tax for the year to a reasonably possible change in Libor interest rates, with effect from the beginning of the year. There was no impact on shareholders’ equity. These changes are considered to be reasonably possible based on observation of current market conditions. The calculations are based on financial instruments held at each balance sheet date. All other variables were held constant.

	Position as of June 30, 2009		Position as of June 30, 2008

Increasing (decreasing) in Libor interest rates for all maturities, in percent	Effect on profit before tax (R$ million)	Effect on equity (R$ million)	Effect on profit before tax (R$ million)	Effect on equity (R$ million)

+10	(0.4)	(2.4)	(1.4)	(1.4)
-10	0.4	(2.0)	1.4	1.1

In addition to the sensitivity analysis considering the assumptions above, the Company also does the analysis of the financial instruments main factor of risk variation taken separately considering:

  The probable scenario is defined as the one expected from the Company and is established by the volatility of each asset;
  The possible adverse scenario considers a deterioration of 25 percent on the main determinant variable of the fair value of the financial instrument;
  The possible but unlikely scenario considers a deterioration of 50 percent on the main determinant variable of the fair value of the financial instrument;

The following table illustrates the sensitivity analysis of the Company and the effect on the cash for the financial instruments based on the scenarios described above:

Possible Adverse
Operation	Risk	Probable Scenario	Scenario	Unlikely Scenario

Fuel	Decrease in the curve of WTI	US$ 69.89/bbl	US$ 52.42/bbl	US$ 34.95/bbl
	(NYMEX) price	R$ 23,586	R$ 2,214	R$ (3,203)

U.S. Dollar	Decrease in the U.S. Dollar curve (BM&F)	R$ 1.952/US$	R$ 1.464/US$	R$ 0.976/US$
		R$ 1,401	R$ (15,832)	R$ (31,475)

		1.11% a.a.	0.83% a.a.	0.63% a.a.
Libor	Decrease in Libor interest rates	R$ (11,845)	R$ (12,121)	R$ (12,328)

18. Financial assets and liabilities

a) Financial assets

On June 30, 2009 there were short-term investments classified as available for sales with a total carrying value of R$416,783 (R$245,585 on December 31, 2008) and investments as cashflow hedge in amount of R$1,592.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

18. Financial assets and liabilities (Continued)

There are no significant differences between carrying value and fair value of other financial assets and liabilities.

The gross realized gains on sales of available-for-sale securities totaled R$ 11,332 and R$ 19,106 (US$ 5,807 and US$ 11,113), in the six-month period ended June 30, 2009 and 2008, respectively. The gross realized losses on sales of available-for-sale totaled R$ 1,263 and R$ 159 (US$ 647 and US$ 94) in the six-month period ended June 30, 2009 and 2008, respectively.

b) Financial liabilities

At June 30, 2009 and December 31, 2008, debt consisted of the following:

	Effective
	interest rate
	as of June 30,		June 30,	December 31,
	2009	Maturity	2009	2008

Current
Local currency:
Working capital	11.41%	August, 2009	50,000	50,000
Secured floating rate BNDES loan	8.90%	July, 2012	14,181	14,181
Secured floating rate BDMG loan	11.33%	January, 2014	2,800	2,567
Debentures	12.02%	May, 2011	153,259	-
Interest			3,424	1,686

			223,664	68,434
Foreign currency in U.S. Dollars:
Unsecured floating rate PDP loan facility	1.02%	February, 2010	489,735	697,719
Secured floating rate IFC loan	3.34%	July, 2013	16,263	19,475
Finance leases	7.25%		123,421	157,948
Interest			18,350	23,876

			647,769	899,018

			871,433	967,452

Non-current
Local currency:
Secured floating rate BNDES loan	8.90%	July, 2012	29,543	36,633
Secured floating rate BDMG loan	11.33%	January, 2014	11,426	12,593
Debentures	12.02%	May, 2011	240,401	-

			281,370	49,226
Foreign currency in U.S. Dollars:
Secured floating rate IFC loan	3.34%	July, 2013	56,921	77,900
Finance leases	7.25%		1,237,224	1,415,657

			1,294,145	1,493,557

Unsecured fixed rate Senior notes	7.5%	April, 2017	403,409	481,630
Unsecured fixed rate Perpetual notes	8.75%		346,833	414,468

			750,242	896,098

			2,325,757	2,438,881

			3,197,190	3,406,333

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

18. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

The following table provides a summary of Company’s principal payments of long-term debt obligations at June 30, excluding the finance leases:

					Beyond
	2010	2011	2012	2013	2013	Total

Local currency:
BDMG loan	1,524	3,216	3,216	3,216	254	11,426
BNDES loan	7,090	14,181	8,272	-	-	29,543
Debentures	131,128	109,273	-	-	-	240,401

	139,742	126,670	11,488	3,216	254	281,370
Foreign currency
in U.S. Dollars:
IFC loan	9,487	15,812	15,811	15,811	-	56,921
Senior notes					403,409	403,409

	149,229	142,482	27,299	19,027	403,663	741,700

Perpetual notes	-	-	-	-	346,833	346,833

Total	149,229	142,482	27,299	19,027	750,496	1,088,533

Restrictive covenants

Contracts with IFC and BNDES include customary covenants and restrictions including those that require the Company to maintain defined debt liquidity and interest coverage ratios. As of June 30, 2009, the Company was not in compliance with two financial ratios established in these contracts. On June 30, 2009 the Company obtained specific consent by the IFC that established new financial ratios to be achieved until December 31, 2009.

Regarding the BNDES loan, according to the specific consent obtained, the Company can present a guarantee letter under the terms and conditions established in order to prevent a breach with the financial covenants. Starting on March 6, 2008, the Company presented to BNDES a guarantee letter with maturity on March 4, 2009, that guarantees all contractual obligations, which have been renewed upon maturity. Subsequent to September 30, 2008, a contract amendment was signed establishing that during the period that the financial covenants are not met, the Company has the obligation to maintain a guarantee letter in order to prevent a covenant breach. According to the specific consent obtained, the Company presented a guarantee letter with a term of 180 days, starting in June, 2009.

The Company has the obligation to comply with the financial ratios on debentures, calculated based on the financial statements of the Company, which may require early settlement in the cases of not accomplishment. The Ratio of Debt Service Coverage is calculated by relationship between cash flow and the debt service of the Company. The Company have to observe a ratio equivalent to at least 100% (hundred percent) in the year of 2009 and 130% (hundred and thirty percent) in the year of 2010, verified at end of each year.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

18. Financial assets and liabilities (Continued)

b) Financial liabilities (Continued)

Debentures

As of May 13, 2009, the Company approved the third public issue of 400 simple debentures, not convertible into shares, in single series, of the kind with real guarantee, issued by VRG, in the unitary nominal value of R$1,000, totaling R$400,000, aiming to strengthen the working capital of the Company. The maturity of the debentures is 2 years from the date of the issuance and its amortization will be made in 18 consecutive monthly payments, with 6 month of grace, from the seventh month of the issuance date, with last maturity on May 13, 2011. The debentures are paid a 126.50% of CDI and have as guarantee certain account receivable from credit card operators in the amount up to R$250,000.

This issuance is subject to full or partial early redemption from the issuer in any moment and at its discretion, with premium payment of 1% or 0.5%, if the redemption is made during the first year or second year from the date of issue, respectively, and calculated as determined by contract.

As of June 30, 2009, the interest paid monthly and recorded in current liability is R$1,911. The expenses with the issuance totalized R$6,616 and are being classified as reductive account of their respective loans, appropriated in the total period of the debt as determined by IAS 39. As of June 30, 2009, the outstanding amount were R$393,660.

19. Commitments

The following table provides a summary of Company’s principal payments under aircraft purchase commitments and other obligations at June 30 of each year:

						Beyond
(In R$ 000)	2010	2011	2012	2013	2014	2014	Total

Pre-delivery
deposits for flight
equipment	190,939	140,333	369,426	520,246	371,025	186,954	1,778,923
Aircraft purchase
commitments	1,858,973	1,281,984	653,306	1,678,920	3,165,718	4,802,880	13,441,781

Total	2,049,912	1,422,317	1,022,732	2,199,166	3,536,743	4,989,834	15,220,704

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

19. Commitments (Continued)

The Company has a purchase contract with Boeing for acquisition of aircraft, at June 30, 2009, the Company currently has 99 firm orders and 40 purchase options. Up to one year, the Company made pre-delivery deposits for 32 aircrafts, which have schedule to delivery until February, 2012 and the other with a term exceeding 24 months. The firm orders have an approximate value of R$15,220,704 (US$7.8 billion) based on the aircraft list price (which exclude contractual manufacturer discounts), including estimated amounts for contractual price escalations and pre-delivery deposits. Aircraft purchase commitments financed with long-term financing guaranteed by the U.S. Exim Bank corresponds approximately 85% of the total acquisition cost and with other financing agents at or above this percentage reaching 100%.

The Company leases its entire fleet under a combination of operating and finance leases. At June 30, 2009 , the total fleet was 124 aircraft, of which 98 were operating leases and 26 were recorded as finance leases. Twenty of the Company’s aircraft finance leases contain bargain purchase options. During the three month period ended on June 30, 2009, two aircraft under finance leases were delivered and no 737-300 aircraft were returned. Six 737-300 aircraft were in the process of being returned.

a) Finance leases

Future minimum lease payments under finance leases with initial or remaining terms in excess of one year at June 30, 2009 and December 31, 2008 were as follows:

	June 30, 2009	December 31, 2008

2010	188,402	222,222
2011	188,200	221,904
2012	186,002	220,906
2013	185,225	219,188
2014	185,225	219,188
Beyond 2014	858,566	972,318

Total minimum lease payments	1,791,620	2,075,726
Less: amount representing interest	(430,975)	(502,121)

Present value of net minimum lease payments	1,360,645	1,573,605
Less current portion	(123,421)	(157,948)

Long-term portion	1,237,224	1,415,657

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousand of Brazilian Reais)

19. Commitments (Continued)

b) Operating leases

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment with initial lease term expiration dates ranging from 2009 to 2021. Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at June 30, 2009 and December 31, 2008 were as follows:

	June 30, 2009	December 31, 2008

2010	611,004	673,520
2011	550,236	592,014
2012	529,510	574,701
2013	476,384	532,256
2014	367,169	449,289
Beyond 2014	439,425	463,406

Total minimum lease payments	2,973,728	3,285,186

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.